UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
DoneGood, PBC

Legal status of issuer

   Form
   Public Benefit Corporation

   Jurisdiction of Incorporation/Organization
   Delaware

   Date of organization
   August 25, 2014

Physical address of issuer
109 Grandview Ave, Quincy, MA 02170

Website of issuer
https://donegood.co

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Series Seed Preferred Stock

Target number of Securities to be offered
64,267

Price (or method for determining price)
$0.356 for subscriptions received no later than September 7, 2018; $0.372 per share for subscriptions received after September 7, 2018 but not later than September 21, 2018; and $0.389 per share for subscriptions received after September 21, 2018.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
October 12, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$320,169	$216,765
Cash & Cash Equivalents	$317,835	$216,716
Accounts Receivable	$2,334	$0
Short-term Debt	$50,968	$18,942
Long-term Debt	$792,968	$373,442
Revenues/Sales	$2,950	$0
Cost of Goods Sold	$13,324	$2,279
Taxes Paid	$0	$0
Net Income	-$316,122	-$145,594

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
August 17, 2018

DoneGood, PBC



Up to $1,070,000 of Preferred Stock

DoneGood, PBC ("DoneGood", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Series Seed Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by October 12, 2018. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $350,000 under the Combined Offerings (the "Closing Amount") by October 12, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to October 12, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to

identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at https://donegood.co/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirements of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/donegood

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

DoneGood, PBC is a Delaware Public Benefit Corporation, formed on August 25, 2014.

The Company is located at 109 Grandview Ave, Quincy, MA 02170.

The Company's website is https://donegood.co.

The Company previously operated as a Delaware LLC under the name DoneGood LLC. DoneGood LLC was formed on August 25, 2014 and reincorporated in Delaware as a PBC on February 29, 2016.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/donegood and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Preferred Stock being offered	$25,000
Maximum amount of Preferred Stock	$1,070,000
Purchase price per Security	$0.356 for subscriptions received no later than September 7, 2018; $0.372 per share for subscriptions received after September 7, 2018 but not later than September 21, 2018 ; and $0.389 per share for subscriptions received after September 21, 2018
Minimum investment amount per investor	$500
Offering deadline	October 12, 2018
Use of proceeds	See the description of the use of proceeds on page 11 hereof.
Voting Rights	See the description of the voting rights on pages 9 and 12.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage

7

companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of approximately $476,874 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern for the twelve-month period from the report date. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to attract users to its software platform and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing, including advertising and consumer promotions, and product innovation and third party partnerships. Increasing attention on marketing could adversely affect our brand image. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about our partners could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan, as it has post raise cash burn of over $50,000 and will not be profitable for the foreseeable future. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Scott Jacobsen, a co-founder, has recently left the Company. He has a vested equity ownership of roughly 25.5% of the company as of July, 2018 and will control a significant portion of the equity stack / voting rights while having no formal ties to the company in any way.

Existing investors have not waived their pre-emptive rights and currently plan on exercising those rights. The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us. We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The company is active in the American political arena, with published opinions, commentary and even product suggestions based on one's political beliefs. Due to the polarizing nature of politics, the Company's stance could adversely affect its reputation or draw the ire of political constituents.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

Cyclical and seasonal fluctuations in the economy, in internet usage, and in traditional retail shopping may have an effect on our business. Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

Risks Related to the Securities

The Series Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed Preferred Stock. Because the Series Seed Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 91.6% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the shares of preferred stock may be subject to dilution. Non-Major Purchasers (as defined below) of preferred stock do not have preemptive rights. If the Company conducts subsequent offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, Purchasers may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

You will be bound by an investor proxy agreement, which limits your voting rights. All Non-Major Purchasers of Series Seed Preferred Stock will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series Seed Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future.

Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business
DoneGood is an internet browser plugin that alerts online shoppers when an alternative, ethical and sustainable product is available, as well as an online shopping platform that makes it easy to search for ethical and sustainable products

Business Plan
Eventually, the company envisions allowing certain companies to use its logo as a stamp of approval, similar to a BBB stamp of approval. The company also plans to further build out their own online marketplace for co-branded goods.

The Company's Products and/or Services

Product / Service	Description	Current Market
Browser plugin, app, and online marketplace	With the DoneGood browser plugin, DoneGood Shop site, and DoneGood app, users can discover thousands of products from hundreds of mission-driven brands.	Ethical retail

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Our customers are ethically-conscious consumers.

Intellectual Property
The Company is dependent on the following intellectual property: None

Trademarks

Application or Registration #	Mark	File Date	Grant Date	Country
4,993,336	DoneGood	November 18, 2015	July 5, 2016	USA

Litigation

None

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 44.50% of the proceeds, or $11,125, towards offering expenses;
- If the Company raises the Closing Amount, it will use 10.14% of the proceeds, or $35,500, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.36% of the proceeds, or $89,500, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Salaries/benefits	82%	82%	66%
Operational expenses	13%	13%	11%
Paid Marketing	5%	5%	23%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Cullen Schwarz	CEO and Director (June 16, 2015 - Present)	DoneGood CEO
Howard Fischer	Director (December 2016 - Present)	CEO, Basso Capital Management (1994 - Present)

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 5 employees: two in Massachusetts, two in Colorado, one in Illinois.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	5,800,008	yes	N/A	100%	N/A
Options	2,270,000	no	Exercise of the options will dilute your ownership in the Company.	0%	N/A
Convertible Promissory Notes	$742,000	no	Conversion of the Notes will dilute your ownership in the Company.	0%	*

*If the Company raises at least $1,000,000 in the Combined Offering, certain of the Company's outstanding Convertible Promissory Notes (the "Friends and Family Notes") will convert into Series Seed Preferred Shares at a conversion price per share equal to $0.26 per share, and certain other of the Company's Convertible Promissory Notes (the "Pre-Seed Notes") will convert into Series Seed Preferred Shares at a conversion price per share equal to $0.31 per share, resulting in the issuance, in the aggregate, of approximately 2,634,588 shares of Series Seed Preferred Stock to the holders of the Friends and Family Notes and Pre-Seed Notes.

The Company has the following debt outstanding: None

Ownership
A majority of the Company is owned by a few individuals. Those individuals are Cullen Schwarz and Scott Jacobsen.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Cullen Schwarz	Common Stock	51.7%
Scott Jacobsen	Common Stock	39.9%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
DoneGood, PBC ("the Company") provides an online browser plugin, app and website to assist shoppers in buying products from socially responsible companies. The Company was formed in August of 2014 and was originally setup as a Limited Liability Company. On February 29, 2016, DoneGood became incorporated in the State of Delaware as a Public Benefit Corporation. Headquarters for operations currently resides in Quincy, Massachusetts.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $143,034 in cash on hand as of April 30, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $4,750,000.

Before making an investment decision, you should carefully consider the $4,750,000 evaluated valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Convertible Note	July 27, 2015 - January 31, 2016	Regulation D, 506(b)	Convertible Note	$37,000	Salary and independent contractor compensation, general expenses
Convertible Note	May 1 2016 - November 13, 2017	Regulation D, 506(b)	Convertible Note	$705,000	Salary and independent contractor compensation, paid marketing, general expenses

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series Seed Preferred Stock Investment Agreement and the investor proxy agreement (if a Non-Major Purchaser).

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $350,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series Seed Preferred Stock to accredited investors on substantially same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $50,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:
• greater information and inspection rights
• if there is a next financing, they will receive the more favorable rights, if any, of Major Purchasers in the next financing
• a right of first refusal for the transfer of common stock by a key holder, if the Company does not exercise that right.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to those for the Series Seed Preferred Stock

Rights and Preferences
None

Series Seed Preferred Stock

Dividend Rights
Holders of Series Seed Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
So long as at least 25% of the original number of Series Seed Preferred Stock is outstanding, holders of Series Seed Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series Seed Preferred Stock voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Seed Preferred Stock.

As long as 5,460,915 shares of Preferred Stock remain outstanding, the Preferred Stockholders, (A) may designate one person, electing as a separate class, to serve on the Company's board of directors, and (B) may designate one additional person, together with holders of common stock, to serve on the Company's board of directors who is not (i) an employee or a holder of common stock of the Company, (ii) a family member or personal friend of an employee or a holder of common stock of the Company, or (iii) an employee of a person controlled by an employee or a holder of common stock of the Company, as described in the certificate of incorporation.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
The Series Seed Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series Seed Preferred Stock Investment Agreement
Under the Series Seed Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company

undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Seed Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Series Seed Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

All Non-Major Purchasers of Series Seed Preferred Stock will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series Seed Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

What it means to be a minority holder
As an investor in Series Seed Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution
Even once the Series Seed Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Series Seed Preferred Stock.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Sold convertible notes in an amount totaling $15,000 to immediate family members of company officers. Notes were sold under same terms as all other investors in the financing rounds in which the related persons invested.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series Seed Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Cullen Schwarz
_____
(Signature)

Cullen Schwarz
_____
(Name)

CEO and Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Cullen Schwarz
_____
(Signature)

Cullen Schwarz
_____
(Name)

CEO and Director
_____
(Title)

August 17, 2018
_____
(Date)

/s/Howard Fischer
_____
(Signature)

Howard Fischer
_____
(Name)

Director
_____
(Title)

August 17, 2018
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

DONEGOOD, PBC

(a Delaware Public Benefit Corporation)

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2017 and 2016

DONEGOOD, PBC
Years Ended December 31, 2017 and 2016

Table of Contents





F&A

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To the Shareholders
DoneGood, PBC
109 Grandview Ave
Quincy, MA 02170

We have reviewed the accompanying financial statements of DoneGood, PBC, which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, stockholders' equity, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 7 of the financial statements, DoneGood, PBC relies on outside sources to fund operations, and has incurred significant losses since inception. Accordingly, substantial doubt is raised about DoneGood PBC's ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

July 5, 2018

Members of:

WSCPA

AICPA

802 N Washington

PO Box 2163

Spokane, Washington

99210-2163

P 509-624-9223

mail@fruci.com

www.fruci.com

DONEGOOD, PBC
BALANCE SHEETS
(unaudited)
As of December 31, 2017 and 2016

	2017	2016
Assets		
Current assets		
Cash and cash equivalents	$ 317,835	$ 216,716
Accounts receivable, net	2,334	-
Total current assets	320,169	216,716
Other assets	-	49
Total assets	$ 320,169	$ 216,765
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	$ 8,273	$ 5,191
Accrued interest	41,255	13,051
Accrued interest - related parties	1,440	700
Total current liabilities	50,968	18,942
Convertible notes payable	727,000	339,500
Convertible notes payable - related parties	15,000	15,000
Total liabilities	792,968	373,442
Commitments and contingencies	-	-
Stockholders' equity		
Common stock, $0.0001 par value, 10,000,000 shares authorized, 6,487,500 shares issued and outstanding at December 31, 2017 and 2016, respectively	649	649
Additional paid-in capital	3,426	3,426
Accumulated deficit	(476,874)	(160,752)
Total stockholders' equity	(472,799)	(156,677)
Total liabilities and stockholders' equity	$ 320,169	$ 216,765

See accountants' review report and accompanying notes to the financial statements.

DONEGOOD, PBC
STATEMENTS OF OPERATIONS
(unaudited)
For the years ended December 31, 2017 and 2016

	2017	2016
Revenue	$ 2,950	$ -
Cost of sales	13,324	2,279
Gross Income	(10,374)	(2,279)
Operating expenses		
Wages and related payroll expenses	223,059	108,715
General and administrative	45,781	29,222
Marketing costs	7,963	2,954
Total operating expenses	276,803	140,891
Other income/(expense)		
Prize Winnings	-	11,000
Interest expense	(28,945)	(13,424)
Total other income/(expense)	(28,945)	(2,424)
Net loss before income tax	(316,122)	(145,594)
Provision for income tax	-	-
Net loss	$ (316,122)	$ (145,594)

See accountants' review report and accompanying notes to the financial statements.

4

DONEGOOD, PBC

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(unaudited)

For the years ended December 31, 2017 and 2016

	Common Stock		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Paid-in Capital	Deficit	Equity
Balance on December 31, 2015	6,487,500	$ 649	$ 3,426	$ (15,158)	$ (11,083)
Net loss				(145,594)	(145,594)
Balance on December 31, 2016	6,487,500	649	3,426	(160,752)	(156,677)
Net Loss				(316,122)	(316,122)
Balance on December 31, 2017	6,487,500	$ 649	$ 3,426	$ (476,874)	$ (472,799)

See accountants' review report and accompanying notes to the financial statements.

DONEGOOD, PBC
STATEMENTS OF CASH FLOWS
(unaudited)
For the years ended December 31, 2017 and 2016

	2017	2016
Cash flows from operating activities		
Net loss	$ (316,122)	$ (145,594)
Adjustments to reconcile net loss to net cash used by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable	(2,334)	-
Other current asset	49	-
Accounts payable	3,082	5,191
Accrued interest	28,204	12,724
Accrued interest-related parties	740	700
Net cash used by operating activities	(286,381)	(126,979)
Cash flows from financing activities		
Proceeds from issuances of convertible notes	387,500	302,500
Proceeds from issuances of convertible notes-related parties	-	15,000
Net cash provided by financing activities	387,500	317,500
Net decrease in cash and cash equivalents	101,119	190,521
Cash and cash equivalents, beginning	216,716	26,195
Cash and cash equivalents, ending	$ 317,835	$ 216,716
Supplemental Information:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest	$ -	$ -

See accountants' review report and accompanying notes to the financial statements.

DONEGOOD, PBC
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

For the years ended December 31, 2017 and 2016

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES.

Nature of Business

DoneGood, PBC ("the Company") provides an online browser plugin, app and website to assist shoppers in buying products from socially responsible companies. The Company was formed in August of 2014 and was originally setup as a Limited Liability Company. On February 29, 2016, DoneGood became incorporated in the State of Delaware as a Public Benefit Company. Headquarters for operations currently resides in Quincy, Massachusetts.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising & Marketing costs

The Company's advertising and marketing costs are expensed as incurred. During the years ended December 31, 2017 and 2016, the Company recognized $7,963 and $2,954 in advertising and marketing costs, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718: Compensation – Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award, and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

Revenue Recognitions

The Company recognizes revenue only when all of the following criteria have been met:
  • Persuasive evidence of an arrangement exists;
  • De livery has occurred or services have been rendered;
  • The fee for the arrangement is fixed or determinable; and
  • Collectability is reasonably assured.

The Company records revenue for purchases made through online partnership brands featured on their platform.

Accounts Receivable

The Company may, from time to time, extend credit to its customers and trade receivables are stated at the amount the Company expects to collect. The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The

Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has determined that an allowance against its accounts receivable balances was not necessary as of December 31, 2017 or 2016. There was $2,334 and $0 in accounts receivable as of December 31, 2017 and 2016, respectively.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

> Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

> Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

> The carrying amounts reported in the balance sheets approximate their fair value.

Income Taxes

The Company asses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service, which has a statute of limitation of three years from the due date of the return and the State of Massachusetts. As such, all tax years from 2014 are open for potential examination.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017 and 2016, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, insured up to $250,000 by FDIC. As of December 31, 2017, and 2016, the Company had $317,835 and $216,716 in cash equivalents.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

NOTE 2 – COMMON STOCK

The Company has 10,000,000, $0.0001 par value, shares of common stock authorized at both December 31, 2017 and 2016. At December 31, 2017 and 2016, there were 6,487,500 issued and outstanding of common shares. During the years ended December 31, 2017 and 2016, there were no issuances of common stock or exercises of outstanding options.

NOTE 3 – CONVERTIBLE NOTES PAYABLE

The Company received cash proceeds of $742,000 for convertible notes issued between July 2015 and December 2017. The notes bear interest at 5% per annum, and mature May 1, 2019. Upon maturity, all principal and accrued interest becomes due and payable in cash. The notes may be converted into shares of common stock of the Company upon the following:

> Upon the Company receiving cash of no less than $1,000,000 for the sale of the Company's shares ("Qualified Financing"), outstanding principal and accrued interest will be automatically converted into shares of the Company's common stock at a price equal to the lesser of the price paid for shares as part of the Qualified Financing, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual promissory notes.

As of both December 31, 2017 and 2016, there has been neither a Qualified Financing or Unqualified Financing triggering the conversion of outstanding convertible debt, and as such there have been no conversions of outstanding principal or accrued interest into common shares of the Company.

During the years ended December 31, 2017 and 2016, the Company recognized interest expense related to outstanding convertible notes of $28,945 and $13,424, respectively. At December 31, 2017 and 2016, accrued interest was $42,695 and $13,751, respectively, and recorded under the heading 'convertible notes payable' and convertible notes payable-related parties' on the balance sheets.

NOTE 4 – STOCK OPTIONS

During the year ended December 31, 2017, the Company issued 786,500 options to purchase common shares. These options allow the holder to purchase an equal number of common shares at a weighted average exercise price of $0.04 per share, and expire ten years from the grant date. Options vest monthly over the vesting term.

During the year ended December 31, 2016, the Company issued 360,000 options to purchase common shares. These options allow the holder to purchase an equal number of common shares at an exercise price of $0.001 per shares, and expire ten years from the grant date. Options vest monthly over the 4 year vesting term.

There were no exercises of outstanding stock options during the years ended December 31, 2017 or 2016.

A summary of option activity is as follows:

	Options - Common Share Equivalents	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding December 31, 2015	-	$ -	-
Granted	360,000	0.001	9.9
Expired/Forfeited	-	-	-
Exercised	-	-	-
Outstanding December 31, 2016	360,000	$ 0.001	9.9
Granted	786,500	0.04	9.3
Expired/Forfeited	-	-	-
Exercised	-	-	-
Outstanding December 31, 2017	1,146,500	$ 0.03	9.5

As of December 31, 2017 and 2016, vested stock options totaled 258,839 and 1,037,213 and had weighted-average exercise price of $0.03 and $0.001, respectively.

The value of the options were immaterial to the financial statements for the two years ended December 31, 2017 and 2016.

NOTE 5 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2016, the Company issued convertible notes to related parties in total of $15,000. These notes were outstanding at both December 31, 2017 and 2016. Accrued interest related to these convertible notes as of December 31, 2017 and 2016 amounted to $1,440 and $700, respectively.

NOTE 6 – COMMITMENTS & CONTINGENCIES

The Company is not currently involved with, and does not have knowledge of, any pending or threatened litigation or any other legal matters against the Company or any of its members.

NOTE 7 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $476,874 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern for the twelve-month period from the report date. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to attract users to its software platform and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated events through July 5, 2018, the date that these consolidated financial statements were available to be issued, and identified the following events that would require disclosure

> During 2018, the Company issued 1,123,500 options, exercisable at $.08, that vest over 2 to 6 years from the grant date.

EXHIBIT C
PDF of SI Website


women's dresses
All
Shopping
Images
Maps
Videos
More
Settings
About 8,030,000 results (0.52 seconds)
Shop for women's dresses on Google
Snapdragon Mono Vine...
$45.00
Boden
42% price drop
Lela Rose - Grosgrain-...
$1,595.00
NET-A-PORTER
Free shipping
Women's Plus Delicate Lace...
$89.99
Blair
Dill Mono Vine Phoebe Jersey...
$45.00
Boden
$66.00
Lulus
Shop Amazon Women Clothes | Huge Selection at Great Prices
Find the Styles You're Looking for at Yahoo Shopping. Compare & Save Today!
Womens Clothing - Designer Brands & Fashion - Macy's
SHIPPING AVAILABLE!
DoneGood Approved! Victoria Road - 20% OFF
Victoria Road Home Page
https://victoria-road.com/
DoneGood Recommends
20% OFF
MarketPlace: Handwork of India
$20 OFF
tonlé
$20 OFF
Raven + Lily
Modavanti
pRana

Invest in DoneGood

Online shopping platform and plugin where every purchase makes the world better

Edit Profile

$500	$4,750,000	Preferred Equity
Minimum	Pre-Money valuation	Security Type

INVEST

Time Left **57d : 05h : 50m**

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

DoneGood is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by DoneGood without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Over 140 partner brands paying to promote their products through DoneGood, including Patagonia and Warby Parker
- Tripled user community since the start of 2018 to over 100,000 users
- 6X increase in sales to partner brands from Q2 2017 to Q2 2018
- Strategic partnerships with major organizations like 1% for the Planet
- Founded "Shop for Good Sunday," ethical alternative to Black Friday/Cyber Monday, a coordinated marketing campaign w/ 50 brands and prominent non-profit organizations

Fundraise Highlights

- Total Round Size: US $1,100,000
- Raise Description: Seed

PROFILE MENU

- Minimum Investment: US $500 per investor
- Security Type: Tiered Preferred Equity (SWIFT)
- Pre-Money Valuation: US $4,750,000
- Target Minimum Raise Amount: US $350,000
- Offering Type: Side by Side Offering

Tiered Pricing

- Purchase Price: US $0.3560 before Sep 8, 2018
- Pricing Discount: **8.5% discount** before Sep 8, 2018
- Pricing Schedule: See Full Schedule

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Prior Rounds
Financial Discussion
Market Landscape
Data Room
0 comments
FAQs
SeedInvest

DoneGood is unleashing the world's most powerful force for change: the dollars we all spend. With DoneGood it's easy to use your purchasing power to make the world better every time you shop online.

Problem

There's been a fundamental shift in our economy. More and more people want to know that the money they spend supports things they believe in. Demand for ethically-sourced, fair trade, sustainable goods is growing rapidly.

But it can be really hard for this growing group of consumers to find what they need, when they need it, from a brand they *know* is doing good for people and the planet.

Solution

DoneGood is the online shopping platform that makes it quick, easy and affordable for these consumers to find the ethical and sustainable products they want—and know they can feel good about every purchase.

Two ways to use DoneGood to find products that make the world better:

1. DoneGood Laptop Plugin: Download the free plugin instantly on your laptop—then just shop online like you normally would. When you search for products on Amazon or Google, or go to a big-name retailer's website, the plugin automatically shows socially and environmentally responsible brands that have the kind of product you're looking for, right along the side of your screen.

2. The DoneGood shopping website: Easily find thousands of products from hundreds of mission-driven brands all in one place. Quickly find anything from a ski hat that reduces poverty to a toothbrush that fights climate change. Forbes called it the "the Amazon of social good."

DoneGood users also get access to **exclusive discounts** on products from DoneGood's partner brands.

So you can get higher quality products, save money, and make the world better—just by getting something you needed to buy anyway!

Traction Highlights

Over 140 paying partner brands that do good for people and the planet on the DoneGood platform.

- Includes big names like **Patagonia** and **Warby Parker**.
- Brands contact us every week asking to become a paying DoneGood partner.
- Brands report that DoneGood users convert to buyers at higher rates than their normal web visitors.

User community across the DoneGood platform nearly tripled from January to June 30, 2018

Cross-promotional partnerships with major organizations like 1% for the Planet, Rain Forest Alliance, B Lab, Free the Slaves.

Founded "Shop for Good Sunday," the alternative to Black Friday and Cyber Monday. A day to shop with social impact brands and use your holiday spending to make a positive impact in people's lives.

- DoneGood led this coordinated marketing campaign with over 50 companies and major non-profits.
- Resulted in 270 million organic online impressions.

Featured in major news outlets like the Washington Post, Forbes, CNBC, WIRED, Mashable, Fast Company, many more.

Incubated at Harvard's Innovation Lab

Won cash awards at Harvard and MIT startup competitions

Impact

We're proud of all those accomplishments—but we're most proud of the impact our users and partner brands are making!

DoneGood users have made hundreds of thousands of dollars in purchases from brands committed to doing good for people and the planet. Each of those purchases helps to prove that businesses can be successful and do the right thing at the same time.

We started DoneGood because we believe that the dollars we all spend can be the world's most powerful force for change. Americans gave $390 **b**illion to charity last year—but we spent spent *$130* ***T****rillion* buying stuff. If even a fraction of that spending can also help reduce poverty, fight climate change, and otherwise do good for people and the planet, the impact is huge!

DoneGood is a Certified B Corporation and is a 2018 B Corp "Best for the World"' awardee.

Pitch Deck



DoneGood

Make the world better with every purchase.

B Corp "Best for the World" Awardee

DOWNLOAD

‹   ›

Product & Service

Users of the DoneGood browser plugin and shopping site easily discover thousands of products from brands that are all doing good for people and the planet (paying workers a living wage, highly eco-friendly practices, free of child and trafficked labor, etc).

Business Model

DoneGood earns a commission (usually 10%, as high as 20%) on products purchased through our platform.

Some brands also choose to pay an additional flat fee for featured placement in DoneGood's email newsletter and website.

Potential future revenue streams include:

- Licensing the DoneGood-approved seal for use on other retailer websites

- Allowing other sites to use commission-generating DoneGood links to our partner brands, and sharing revenue generated with host site (piloted)

- Fulfilling bulk purchases for non-profit organizations and businesses seeking sustainably-made goods (piloted)

- Monetizing aggregate data reports on the shopping preferences of conscious consumers

- Charging B2B companies to make offers to our set of partner brands (we consistently receive requests for this).

A Highly Engaged Community

DoneGood has built a highly loyal and engaged community of users and partner brands.

That loyalty is demonstrated by the high monthly engagement of the DoneGood browser plugin and the fact that our e-newsletter has a clickthrough rate three times higher than the industry average.

It's also demonstrated by our users and brand partners telling us!

Partner brand love:

- *"DoneGood users buy at around **five times** the rate of our average site visitors. You've built a very valuable mission-aligned community. Since you first reached out, I've been on board with your mission and messaging—love it. DoneGood is our kind of partner!"*
  -Ted Barber, cofounder of Prosperity Candle, a fair trade candle company empowering women refugees with living wage jobs

- *"You guys are the coolest. You're growing to be real leaders in the movement! :)"*
  -Katie Martinez, Founder of Elegantees, a women's fashion brand providig sustainable employment to women overcoming sex trafficking

User love:

- *"Before you existed, my thought process was: 'Ethical businesses are too hard to find so I'll just swing by Walmart…' Thanks for existing so that I don't have an existential crisis every time I buy something!"*
  -Sandi P.

- *"LOVE this! I've discovered small companies with great merchandise and ethical practices I wouldn't have found on my own."*
  -Margaret M.

- *"The discounts are icing on the guilt-free cake."*
  -Stanford R.

...joining us... You make it easy for each of us to make a small difference that adds up to a dramatic impact. Here's to many more years of doing good together."

- Meg. W

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Prior Rounds
Financial Discussion
Market Landscape
Data Room
0 comments
FAQs
SeedInvest

**Disclaimer: The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.*

Goals Achieved

DoneGood previously raised a $700,000+ pre-seed round to achieve these goals:

- Launch nationally (November 2016)
- Launch online shop (November 2017)
- Secure 100 paying partner brands (April 2018)
- Reach estimated LTV ($3.60) that exceeds cost-to-acquire ($1.60, through paid marketing) (May 2018)
- Build a community of 100,000 users across the platform (June 2018)

DoneGood has demonstrated product market fit, a loyal base of users and brands, partnerships w/ major brands and organizations, and is now the established leader in our space.

Now it's time to go to the next level!

Growth

If you join the team as an investor in DoneGood, we can:

1. Grow the user base

Partnerships

- DoneGood has partnered with major NGOs (like 1% for the Planet and Free the Slaves) to create co-branded shops on the DoneGood website. These organizations agree to promote these shops to their audiences on an ongoing basis.
- When partner brands are added to the DoneGood platform, they announce to their (conscious) customer base that they have been selected to join the DoneGood community.
- These partnerships provide DoneGood free exposure to mission-aligned audiences.

Free growth fundamentals

- DoneGood has grown through widespread media coverage, influencer relations and word of mouth.
- With additional resources DoneGood can scale influencer relations, enhance SEO, and create an in-platform rewards program that incentivizes DoneGood users to share DoneGood with friends.

Paid Marketing

- DoneGood has demonstrated a low cost-to-acquire users (~$1.60) through online ads and paid campaigns with strategic partners.
- Our average cross-platform lifetime value of a user (LTV) is an estimated $3.60.

2. Grow revenue/LTV

Phase out freemium model:

- To get started, DoneGood did not initially charge brands to promote their products on our platform.
- 140 brands are now paying, but the majority of brands on the DoneGood platform are not yet paying.
- At current rate of growth, DoneGood will have over 300 partner brands on the platform with 100% of those brands paying for DoneGood's services in 2019. This will substantially increase revenue.

Grow tech team; increase LTV/purchases per user with:

- Personalized product recommendations
- Automated upsells, cross-sells, retargeting (e.g., "abandoned cart" reminders)
- Loyalty program to reward repeat buyers
- Allowing users to track the social and environmental impact of the purchases they've made
- Product improvements to reduce friction/fewer clicks-to-purchase, other user experience improvements

Examples of brands featured on the DoneGood platform:

Starfish Project: A jewelry company that helps women escape sex trafficking in Asia by giving women jobs making jewelry first, then providing skills training to move to professional careers in other industries. Starfish Project purchases also fund non-profit work that helps thousands of women beyond their own employees.

Norton Point: Creates badass shades from 100% recovered ocean plastic. Every pair of sunglasses purchased removes one pound of plastic from the ocean, and a portion of profits help fund global oceanic clean-up efforts.

Under the Canopy: bedding and bath products that are fair trade, organic and non-toxic, so you can sleep well at night—because you know your purchase is good for people and the planet, and because you know you're not lying in a bed of toxic chemicals!

Tuckerman&Co.: dress shirts built to last because they're milled from the finest organic fabrics, made with eco-friendly practices, and cut and sewn by skilled craftspeople in the USA, all of whom earn a living wage and health and retirement benefits.

Krochet Kids: Three dudes taught themselves to crochet in high school so they could make their own ski hats. Then they volunteered in a refugee camp, and eventually taught people to crochet there. Now they're employing 130 people in Uganda and Peru at 10x the average wages of the region and investing in long-term community development programs.

Looptworks: Making lifetime-guaranteed bags out of Southwest airplane seat covers and other upcycled materials, keeping tons of high-quality material from going to the landfill; all workers earn fair wages.

Mpowerd: Makers of cool inflatable lights for camping or decorations that are run on solar power. Purchases help provide light to the 1.5 billion people still living without access to electricity around the world.

Sseko: A stylish women's fashion brand founded to empower women in Uganda and send them to college. Women spend two years working with Sseko earning good wages, part of their salary is saved to pay for half their college tuition, and Sseko then also provides a scholarship to pay for the other half.

Gallery

PROFILE MENU

Highlights

Overview

Product & Service

The Team

Q&A with Founder

Term Sheet

Investor Perks

Prior Rounds

Financial Discussion

Market Landscape

Data Room

💬 0 comments

? FAQs

✉ SeedInvest

Discover Brands Doing Things Differently | DoneGood.

Make the world better with every purchase

Media Mentions

The Washington Post   Mashable   BuzzFeed

WIRED   DAILY NEWS   CNBC

FAST COMPANY   The Boston Globe   teenVOGUE

HUFFPOST   lifehacker   Forbes

Team Story

Cullen, DoneGood's founder, moved to Washington, D.C. in 2007 to pursue a career in politics. He served as a senior communications advisor to members of Congress and in the Obama Administration so he could have a job where he fought for greater social and environmental justice every day.

But he realized his own consumer spending was too often working against him, supporting global systems that lock people in poverty and exploit the natural world. He wanted to know the money he spent supported things he believed in.

Yet finding businesses that he knew were doing good for workers and the environment was way too hard. It frustrated him. He talked to others and found he wasn't alone!

So he built a team of talented, mission-driven (and funny) professionals and started DoneGood.

Our team believes that the most important ideological shift of this century will be the movement away from the ideology that says a business's only purpose should be to maximize profit at all costs. Consumer demand is what will accelerate that shift most rapidly. In a supply and demand economy, the more we demand products made in a way that makes a positive impact in peoples' lives, the more the market supplies them--and the better the world gets.

We believe consumer spending can be the world's greatest force for change.

Founders and Officers



Cullen Schwarz
CEO & CHIEF OF GOOD THOUGHTS

Cullen is a public relations and marketing expert and experienced team leader, previously serving as a senior communications advisor and spokesperson in the Obama Administration, for Members of Congress, and for high-profile gubernatorial and U.S. Senate campaigns. He is a winner of national "Pollie" Awards for top political campaign ads of the year. Having studied Philosophy and World Religions in college, Cullen tries to abide by the teachings of Sartre, de Beauvoir, Camus and The Dude. Cullen loves snowboarding and international travel—but loves DoneGood more, so these days he's working seven days a week on DoneGood. He promises he'll return to a little better work/life harmony one of these days.

Would you like to connect with the DoneGood's team?   **YES**   NO

PROFILE MENU

Highlights

Overview

Product & Service

The Team

Q&A with Founder

Term Sheet

Investor Perks

Prior Rounds

Financial Discussion

Market Landscape

Data Room

⊙ 0 comments

⊙ FAQs

✉ SeedInvest

Key Team Members



Peter Kruskal

VP Data Science



Gabe Jacobs

VP Marketing



Fleming Au

VP Technology



Rachel Kiriakos

VP Partnerships



Highlights

Overview

Product & Service

The Team

Q&A with Founder

Term Sheet

Investor Perks

Prior Rounds

Financial Discussion

Market Landscape

Data Room

0 comments

FAQs

SeedInvest

Notable Advisors & Investors



Howard Fischer

Investor, Cofounder of Gratitude Railroad impact investor network; CEO of Basso Capita



Usha Iyer

Advisor, Product Management Executive, Honeywell



Matt Stinchcomb

Advisor, Cofounder and Fmr VP of Marketing, Etsy

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Prior Rounds
Financial Discussion
Market Landscape
Data Room
0 comments
FAQs
SeedInvest

Q&A with the Founder

Q: Please detail your product/platform and its key use case.

DoneGood: DoneGood makes it easy for people to unleash the world's most powerful tool for change—the dollars we all spend. Consumers spend $130 trillion buying stuff every year. If even a fraction of that spending can automatically fight climate change, reduce poverty, and otherwise make the world better, the impact is huge!

The DoneGood platform is the easiest way for people to find ethical and sustainable products. DoneGood users also get access to exclusive deals from DoneGood's partner brands. So you can get higher quality products, save money, and make the world better—just by getting something you needed to buy anyway.

With the DoneGood browser plugin, DoneGood Shop site, and DoneGood app, users can discover thousands of products from hundreds of mission-driven brands.

- The DoneGood browser plugin automatically shows users ethical, sustainable alternatives for big-name companies as they shop online. Users install the free plugin instantly on their laptop, then just shop online like they normally would. When users search for products on Amazon or Google, or go to a big-name retailer's website, the plugin shows users mission-driven brands that have what they're looking for along the side of their screens.
- The DoneGood Shop site is an online marketplace that makes it easy to find thousands of products from hundreds of mission-driven social enterprises all in one place. Users can quickly search and find anything from a ski hat that reduces poverty to a toothbrush that fights climate change. It's like the Amazon of brands that make the world better.
- The DoneGood app lets you enter a product you're looking for and select values that are important to you ("eco-friendly", "empowers workers", "woman-owned", etc.), and DoneGood instantly displays brands that are doing good on the issues you care about.

Q: Please describe your typical customer/user profile.

DoneGood: Our typical user is an affluent, college-educated woman aged 30 to mid-40s. She has a successful professional career, lives in a major city, and is a socially active single woman or is married with 1-2 young children. She's politically progressive, especially on women's issues, and is highly politically active.

Q: Please detail how you view and service each side of your marketplace.

DoneGood: Both users and partner brands are of course critical.

A good user experience must come first. We must make using DoneGood as easy and as quick as possible. Limited time to shop is the number one barrier to consumers buying ethically/buying from social impact brands like those DoneGood features. We must constantly reduce friction, reducing the number of clicks and amount of time it takes for users to find a product they love. This is our highest priority.

Partner brands are our paying customers. We must work to make them more successful by converting sales for them. The more we provide users a great experience, the more sales we'll make for partner brands.

The number one KPI for both our social impact and our business success is "dollars diverted"—consumer spending redirected from (usually far less ethical and sustainable companies) to brands on a mission to empower workers, protect the environment, and otherwise make the world better.

We are strong adherents to the principles of Conscious Capitalism. Our central focus must always be to make our product a true gift to the world and to create real value for all stakeholders, especially our users and partner brands.

Q: Please detail the key components of your OpEx and any significant monthly spikes or declines.

DoneGood:

Major expenditures are team salaries/benefits/payroll taxes, web hosting and IT costs, and paid marketing. Currently monthly burn rate is approximately $30k, not including paid marketing investments. Paid marketing investment fluctuates based on strategic decisions, while other expenses remain very consistent, although web hosting costs increase as user base grows. More details can be found in our financials.

Q: Who do you view as your closest competitors and what key factors differentiate yourselves?

DoneGood: We believe that no platform like DoneGood exists.

Others attempting to help conscious consumers such as Good Guide, Buycott, and BuyPartisan require scanning product bar codes with a smartphone in-store. DoneGood helps make shopping for ethical and sustainable products easier and quicker. Barcode scanning *increases* the amount of time it takes to shop—exacerbating, not solving, target consumers' number one problem. DoneGood works online; these are offline solutions that only work in brick and mortar locations.

There are various websites and shopping apps providing relatively limited selections of ethically-sourced and sustainably-made products. These platforms require people to change their behavior, to stop shopping on Amazon/Google/big-name brand websites, and come to their platforms instead. On the other hand, DoneGood allows users to *continue current behavior*, working effortlessly in the background no matter how users choose to shop. This means those who install the DoneGood browser plugin automatically use DoneGood every time they shop.

Our model also allows us to turn any of these shopping sites into *customers instead of competitors*. We have people tell us about retail sites selling ethical and sustainable products as though they're competitors—we call them and sign them up to be on the DoneGood platform, adding to DoneGood's product set and increasing our number of paying partner brands. Our model makes us uniquely positioned to roll up the entire social impact space and become the go-to one-stop shop for this growing market.

Read more answers from the founder ↓

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $1,100,000
Minimum investment:	US $500
Target Minimum:	US $350,000
Maximum Raise Amount:	US $1,100,000

Key Terms

Security Type:	Tiered Preferred Equity (SWIFT)
Purchase Price:	US $0.3560 before Sep 8, 2018 (8.5% discount) US $0.3720 before Sep 22, 2018 (4.4% discount)
Pre-money valuation:	US $4,750,000
Liquidation preference:	1.0x

Additional Terms

Closing conditions:	While DoneGood, PBC has set an overall target minimum of US $350,000 for the round, DoneGood, PBC must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to DoneGood, PBC's Form C.
Regulation CF cap:	While DoneGood, PBC is offering up to US $1,100,000 worth of securities in its Seed, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

PROFILE MENU

If Minimum Amount Is Raised



- Salaries/benefits (including growing our tech team)
- Paid marketing
- Operational expenses

If Maximum Amount Is Raised



- Salaries/benefits (including growing tech team)
- Paid marketing
- Operational expenses

Investor Perks

First 100 people investing $750 or more:

● Free DoneGood t-shirt
(*ethically and sustainably made of course*)

● "Look ma, I DoneGood!" stickers
(*produced in a local worker-owned co-op with sustainable inks*)

Investing $5,000 or more:

● One-on-one strategy and feedback call with a member of DoneGood's leadership team

● $100 gift card to a select DoneGood-approved brand of your choice

● DoneGood t-shirt and stickers

$12,500:

● One-on-one strategy and feedback call with DoneGood's CEO

● Featured as a "Movement Builder" in DoneGood's email newsletter and website (*if desired*)

● $200 gift card to a select DoneGood-approved brand of your choice

● Two DoneGood t-shirts and stickers

$25,000:

● Join a DoneGood team Friday happy hour via video call to get to know the whole DoneGood team and talk strategy
(*we'll have drinks and snacks sent to your place*)

Edit your campaign

Highlights

Overview

Products & Service

The Team

Q&A with Founder

Terms Sheet

Investor Perks

Prior Rounds

Financial Discussion

Market Landscape

Data Room

Comments

FAQs

SeedInvest

PROFILE MENU

● Featured as a "Movement Leader" in DoneGood's email newsletter and website (*if desired*)

● $400 DoneGood shopping spree (*we'll provide $400 in gift card(s) to select DoneGood-partner brands you choose*)

● Family pack of DoneGood t-shirts and stickers

$50,000:

● Invited to the quarterly outlook and planning conference call with the DoneGood team and other investors/advisors

● Join a weekly DoneGood team Friday happy hour via video call to get to know the whole DoneGood team and talk strategy
(*we'll have drinks and snacks sent to your place*)

● Guest interview on the DoneGood blog about why you believe in the DoneGood movement (*if desired*)

● Featured as a "Movement Visionary" in DoneGood's email newsletter and website (*if desired*)

● $800 DoneGood shopping spree

● Family pack of DoneGood t-shirts and stickers

$125,000:

All of the perks at the $50,000 level, plus:

"The DoneGood DoneFun Reality Tour" with the DoneGood team in Boston!

Tour includes:

● Airfare for two from anywhere in the contiguous United States to Boston

● Three nights lodging at The Lenox Hotel
(*An historic, luxury property in Boston run by the Saunders Hotel Group, sustainability pioneers in the hotel industry. Some of The Lenox owners are also DoneGood investors.*)

● Dinner with the DoneGood team

● Whale-watching excursion with the DoneGood team

● Tour of nearby DoneGood partner brand production facility, Prosperity Candle
(*makers of high-quality, non-toxic hand-poured candles, creating sustainable employment opportunities for its women refugee workforce*)

● Tour of the Harvard Innovation Lab
(*Harvard University's startup incubator where DoneGood got its start*)

● As time and your schedule may permit: other Boston/Cambridge area sightseeing, and/or day trip to Walden Pond with the DoneGood team

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of DoneGood's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Prior Rounds
Financial Discussion
Market Landscape
Data Room
0 comments
FAQs
SeedInvest

Pre-Seed

Round Size	US $705,000
Closed Date	Nov 13, 2017
Security Type	Convertible Note
Valuation Cap	US $3,250,000

Pre-Seed

Round Size	US $37,000
Closed Date	Jan 31, 2016
Security Type	Convertible Note
Valuation Cap	US $2,500,000

Financial Discussion

Operations

DoneGood, PBC ("the Company") provides an online browser plugin, app and website to assist shoppers in buying products from socially responsible companies. The Company was formed in August of 2014 and was originally setup as a Limited Liability Company. On February 29, 2016, DoneGood became incorporated in the State of Delaware as a Public Benefit Corporation. Headquarters for operations currently resides in Quincy, Massachusetts.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $143,034 in cash on hand as of April 30, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Market Landscape

The LOHAS consumer segment (those seeking a "Lifestyle of Health and Sustainability" and making social and environmental impact a factor in their purchasing decisions) represents a $300 billion market opportunity. Online sales of sustainable consumer goods in the U.S. alone have risen to $27.5 billion annually.

This market is growing so rapidly due to a **fundamental shift** in consumer behavior.

A Nielsen report, *The Sustainability Imperative*, shows 66 percent of consumers are now willing to pay more for sustainably-made goods, with this number rising each year. Nielsen concludes:

"Commitment to social and environmental responsibility is surpassing some of the more traditional influences for many consumers. Brands that fail to take this into account will likely fall behind."

A 2016 Natural Marketing Institute report agrees, saying: *"Sustainability is not a trend, it is becoming a cultural shift."*

From the report *How Millennials are Changing the Face of Marketing Forever* from the Boston Consulting Group:

"Millennials are also leading indicators of the new 'status currency'—the status and values that consumers wish to project through their purchasing decisions and their brand affiliations. One way a company can connect with this new status currency is by convincing millennials that they are "doing good" when they purchase its brands. Companies need to demonstrate... they help those in need, are socially responsible, are good environmental stewards, protect personal data, or are transparent and sincere."

Increased demand has led to an explosion in the number of ethical and sustainable brands. In fact, the number of Certified B Corps (brands independently certified for exceptional social and environmental impact) doubled over just a two-year period (from 0 – 1,000 B Corps from 2006 to 2014, then to over 2,000 B Corps by 2016).

Major corporations are recognizing the trend. In 2011, less than 20% of S&P 500 companies filed Corporate Social Responsibility reports outlining their social and environmental impact; more than 80% were filing CSR reports by 2017.

All of this demonstrates a tremendous change in our economy.

The number of consumers making purchasing decisions based on products social impact is large and growing rapidly.

DoneGood is the only platform positioned to be the one-stop shop serving this growing market.

Risks and Disclosures

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of approximately $476,874 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern for the twelve-month period from the report date. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to attract users to its software platform and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing, including advertising and consumer promotions, and product innovation and third party partnerships. Increasing attention on marketing could adversely affect our brand image. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about our partners could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation.

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Prior Rounds
Financial Discussion
Market Landscape
Data Room
0 comments
FAQs
SeedInvest

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan, as it has post-raise cash burn of over $50,000 and will not be profitable for the foreseeable future. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Scott Jacobsen, a co-founder, has recently left the Company. He has a vested equity ownership of roughly 25.5% of the company as of July, 2018 and will control a significant portion of the equity stack / voting rights while having no formal ties to the company in any way.

Existing investors have not waived their pre-emptive rights and currently plan on exercising those rights. The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us. We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The company is active in the American political arena, with published opinions, commentary and even product suggestions based on one's political beliefs. Due to the polarizing nature of politics, the Company's stance could adversely affect its reputation or draw the ire of political constituents.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

Cyclical and seasonal fluctuations in the economy, in internet usage, and in traditional retail shopping may have an effect on our business. Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME
Pitch Deck and Overview (2 files)
Product or Service (39 files)

Join the Conversation

Be the first to post a comment or question about .

For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

Say something here...

POST

Frequently Asked Questions

PROFILE MENU

0 comments
FAQs
SeedInvest

About Side by Side Offerings

What is Side by Side?

A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?

The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?

Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in DoneGood

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by DoneGood. Once DoneGood accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to DoneGood in exchange for your securities. At that point, you will be a proud owner in DoneGood.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, DoneGood has set a minimum investment amount of US $500.

Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now DoneGood does not plan to list these securities on a national exchange or another secondary market. At some point DoneGood may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when DoneGood either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is DoneGood's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the DoneGood's Form C. The Form C includes important details about DoneGood's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

PROFILE MENU

EXHIBIT D
Investor Deck



DoneGood

Make the world better with every purchase.

B Corp "Best for the World" Awardee

This presentation contains offering materials prepared solely by DoneGood without the assistance of SI Securities, and not subject to FINRA Rule 2210. This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Americans donated $390 billion to charities last year—but spent over **$130 trillion buying everyday items.**

If more consumer spending can advance social and environmental justice, it will become the world's most powerful force for change.

DoneGood unleashes this power with every purchase.

MSN Money, "What Americans Spent in 2017"

Giving USA 2017: Total Charitable Donations Rise to New High of $390.05 Billion

PURCHASES
$130 trillion

DONATIONS
$390 billion

There's been a fundamental shift in consumer behavior.

"Commitment to social and environmental responsibility is surpassing some of the more traditional influences for many consumers."

- Nielsen, "The Sustainability Imperative"

The market for ethical and sustainable goods is large and growing.

$300B
Annual spending on ethical and sustainable products

10%
Year-over-year increase in sustainable spending

73%
of millennials will pay more for sustainably-made goods

Forbes, "The Transformational Consumer"
MRI Partners, with Natural Marketing Institute
2015 Nielsen Global Corporate Sustainability Report

The Problem

Conscious Consumers

No way to quickly, easily find the ethically-sourced, sustainably-made products they want





Social Impact Brands

No cost-effective channel to reach shoppers making purchasing decisions based on impact





DoneGood

makes it quick, easy, and affordable to discover products that make the world better.


women's dresses
All
Shopping
Images
Maps
Videos
More
Settings
About 8,030,000 results (0.52 seconds)
Shop for women's dresses on Google
Sponsored
Snapdragon Mono Vine...
$45.00
Boden
42% price drop
Lela Rose - Grosgrain-...
$1,595.00
NET-A-PORTER
Free shipping
Women's Plus Delicate Lace...
$89.99
Blair
(29)
Dill Mono Vine Phoebe Jersey...
$45.00
Boden
$66.00
Lulus
Shop Amazon Women Clothes | Huge Selection at Great Prices
Ad shopping.yahoo.com/
Find the Styles You're Looking for at Yahoo Shopping. Compare & Save Today!
Womens Clothing - Designer Brands & Fashion - Macy's
https://www.macys.com/shop/womens-clothing?id=118
Shop for Women's Clothing Online at Macys.com for the Latest Designer Brands & Fashion Trends. FREE SHIPPING AVAILABLE!
DoneGood Approved! Victoria Road - 20% OFF
Victoria Road Home Page
https://victoria-road.com/
DoneGood Recommends
MarketPlace: Handwork of India
20% OFF
tonle
$20 OFF
Raven + Lily
$20 OFF
Modavanti
$20 OFF
pRana

Browser Plugin

Automatically discover ethical and sustainable alternatives as you shop online.

- Easily install “shopping assistant” for free on desktop computer.
- See recommendations for ethical brands instantly while searching on Amazon, Google, or big-brand websites.
- Receive exclusive discounts—from 20 - 50% off—on DoneGood-approved partner brands.

Shopping Platform

Shop hundreds of mission-driven brands—all in one place.

- Discover thousands of DoneGood-approved products while saving from 20 - 50% through exclusive discounts

- Explore ethical and sustainable brands at home or on the go with this cross-platform shopping experience

- Find companies and impact by easily filtering by keyword, product category, and brand mission



Business Model

10%

Commission earned on user purchases from DoneGood partner brands

Additional revenue stream: brands pay for additional promotion on DoneGood website and email newsletter

"DoneGood users buy at around five times the rate of our average site visitors."

Ted Barber
Co-Founder at Prosperity Candle, a fair trade candle company that empowers women artisans and refugees

Traction

100,000
DONEGOOD USERS
Reached July 2018, from 35,000 at end of 2017

140
PAYING BRANDS
Brands contacting DoneGood every week sign up as paying partners

6X
SALES INCREASE
Sales to paying partner brands five times higher Q2 2018 vs. Q2 2017

KEY PARTNERSHIPS



patagonia®



1% FOR THE PLANET.

B Lab

WARBY PARKER



care2
make a difference

Competition

	Ease & Convenience	Selection	Brand Incentive
DoneGood	▪ No behavior change required–users continue shopping on Amazon, Google, and big name-brand sites ▪ Automatically offers timely recommendations as you shop	▪ DoneGood features thousands of products across hundreds of brands	▪ Solves businesses' primary challenge—brands seen on first page of Amazon, Google, or competitor sites ▪ Recognized first mover and leader in the space
GoodGuide, Buycott & BuyPartisan	▪ Behavior change required ▪ No automated user retention ▪ For offline use only in brick-and-mortar stores	▪ Limited brands, product categories	▪ Limited visibility for featured brands
Other impact-focused e-commerce websites & apps	▪ Behavior change required ▪ No automated user retention	▪ Limited brands, product categories	▪ Limited visibility for featured brands

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

Pre-Seed Phase

Raised $700,000

Demonstrated product market fit, loyal base of users and brands, partnerships w/ major brands and orgs—**DoneGood is an established leader in our space**

All Pre-Seed targets achieved

- Launch nationally (November 2016)
- Launch online shop (November 2017)
- Secure 100 paying partner brands (April 2018)
- Reach LTV ($3.60) that exceeds cost-to-acquire ($1.60 through paid marketing) (May 2018)
- Acquire 100,000 users (June 2018)

Seed Phase

Raising now to grow user base and increase average spend per user

Grow user base

Increase investment in paid marketing acquire with low acquisition cost (current: $1.60 per user)

Create automated incentives for users to share with friends

Continue building cross-promotional partnerships with brands and nonprofits (e.g. 1% for the Planet Shop)

Replicate and expand free growth through PR and influencer outreach, content/SEO, and large-scale campaigns (e.g. Shop for Good Sunday)

Increase revenue/LTV

Phase out 'freemium' model: transition to 100% paying brands (300 total) on platform

Grow tech team, develop sales funnel mechanisms proven to grow e-commerce revenue:

- Automated upsells, cross-sells, retargeting (e.g., "abandoned cart" reminders)
- Hyper-personalized product recommendations and improved UX
- Loyalty program to provide rewards for repeat purchasers
- "Gamification": allow users to track the impact of purchases they've made

TARGETS:

2019: 300,000 users ▪ 300 paying brands ▪ avg spend/user $45 annually = $1.3M annualized revenue

2022: 2.5 million users ▪ 1,700 paying brands ▪ avg spend/user $130 annually (typical for high-performing e-commerce platforms) = $33M annualized revenue

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.



Team

Cullen Schwarz
CEO & Cofounder
Senior communications advisor for Obama Administration and Members of Congress; public relations and marketing expert

Rachel Kiriakos
VP Partnerships & Sales
Former partnerships lead for Craftsy (acquired by NBC Universal); The Nature Conservancy, CO board member; MBA

Fleming Au
VP Technology
Full stack software engineer, senior tech leader and management consultant for startups and multi-billion dollar corporate clients

Gabe Jacobs
VP Marketing
Former digital strategist at Edelman and Deloitte (clients: Amazon and Microsoft), senior digital communications at Rockefeller Foundation

Peter Kruskal
VP Data Science
Data analysis systems programmer, PhD and Harvard postdoctoral studies, published in multiple peer-reviewed journals



DoneGood

To combat climate change, fight economic inequality, and create a more just world, **there's no greater force than the dollars we spend.**

EXHIBIT E
Video Transcript

Cullen (DoneGood founder): There's a fundamental shift happening in our economy. More and more people want to find products they know they can believe in.

So we started DoneGood to make it easy for people to find anything they want to buy and know their purchase is making the world better.

With the DoneGood laptop plugin you click once, it's free, and then anytime you shop on Amazon or search on Google, or go to big-name company websites, you see the ethical and sustainable alternative companies that have what you're looking for along the side of your screen.

And with the DoneGood shop site, our own e-commerce platform, you can find anything you want to buy from companies that make the world better. Mashable calls it the Amazon of the social impact economy.

Callie (DoneGood user): I used to spend so much time looking up companies' business practices. Whenever I'd make purchases I'd feel so guilty because I couldn't tell if that product was coming from a company that was using child labor or had really bad environmental practices. But when I learned about DoneGood I was like "Finally!" It's something that made my whole shopping process so much easier, because I know that I'm supporting great companies. And I love the discounts I get from brands.

Cullen: There's a real change in consumer behavior underway. The market for sustainably made goods is now $300 billion. A recent Nielsen study said that commitment to social and environmental responsibility is now surpassing traditional influences in many consumers' purchasing decisions.

We're partnered with major organizations like 1% for the Planet on cross-promotional marketing campaigns. We have over 120 brands paying to promote their products on DoneGood, including big names like Patagonia. We have brands contacting us every week now to sign up.

Patsy (from DoneGood partner brand Prosperity Candle): DoneGood connects us with people who share our values and we really love that.

Ted (cofounder of DoneGood partner brand Prosperity Candle): It's been extremely valuable. We find that DoneGood users buy from us at about five times the rate as our other traffic.

Cullen: We quit our careers to start DoneGood because we realized this has the potential to create enormous impact. We all gave $400 billion to charities last year. But we spent $130 TRILLION buying stuff. Even if a little fraction more of that spending can fight climate change, reduce poverty and make the world better, the impact is huge!

DoneGood helps people use their purchasing power to make the world better every time they shop online.